UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

Falcon Products, Inc.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

306075102

(CUSIP Number)

John B. Frank
Principal and General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071
(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Carol Anne Huff
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, Illinois  60601
(312) 861-2000

June 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 306075102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Principal Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,841,715 shares (based on 1,841,715 shares which may be purchased upon exercise of a currently exercisable warrant)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,841,715 shares (based on 1,841,715 shares which may be purchased upon exercise of a currently exercisable warrant)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,841,715 shares (based on 1,841,715 shares which may be purchased upon exercise of a currently exercisable warrant)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8% attributable to the shares beneficially owned by the Reporting Person set forth above

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 306075102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,841,715 shares (based on 1,841,715 shares which may be purchased upon exercise of a currently exercisable warrant)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,841,715 shares (based on 1,841,715 shares which may be purchased upon exercise of a currently exercisable warrant)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,841,715 shares (based on 1,841,715 shares which may be purchased upon exercise of a currently exercisable warrant)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8% attributable to the shares beneficially owned by the Reporting Person set forth above

14.	Type of Reporting Person (See Instructions) IA, OO

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.02 per share (the “Common Stock”), of Falcon Products, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 9387 Dielman Industrial Drive, St. Louis, Missouri  63132.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”):

(i) OCM Principal Opportunities Fund II, L.P. (“OCM Fund”) by virtue of its being the record owner of warrant to purchase 1,841,715 shares of Common Stock; and

(ii)

Oaktree Capital Management, LLC, a California limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Oaktree”), in its capacity as the general partner of OCM Fund.

The foregoing persons are collectively referred to as the “Reporting Persons.”   The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(a)-(c) The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors.  The OCM Fund is a limited partnership which generally invests in securities and obligations of entities over which there is a potential for the OCM Fund to exercise significant influence.   The address of the principal business and principal office for the Reporting Persons and the members and executive officers of Oaktree listed below is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.   The address of Ronald N. Beck is 1301 Avenue of the Americas, 34th Floor, New York, New York 10019.  All individuals listed below are citizens of the United States of America.

Executive Officers & Certain Members of Oaktree

Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
Sheldon M. Stone	Principal
David Richard Masson	Principal
Larry W. Keele	Principal
Stephen A. Kaplan	Principal
Russel S. Bernard	Principal
John W. Moon	Principal
Kevin L. Clayton	Principal
John B. Frank	Principal and General Counsel

Portfolio Managers of OCM Fund

Stephen A. Kaplan	Principal
Ronald N. Beck	Managing Director

(d)-(e)

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

During the last five years, neither the Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers, directors, general partners, members or portfolio managers (as applicable) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer and the OCM Fund are parties to an Amended and Restated Loan and Security Agreement, dated as of January 15, 2004 (as has been amended, restated or modified from time to time, the “Loan Agreement”), among Fleet Capital Corporation, individually as a lender and as agent for itself and any other financial institution which is or becomes a party thereto, the lenders (including the OCM Fund), the Issuer, Shelby Williams Industries, Inc., and Sellers & Josephson Inc.  In connection with the waiver of covenant defaults under the Loan Agreement, the amendment of the Loan Agreement regarding certain covenants for the third and fourth quarters and an increase of the OCM Fund Term Loan B loan by $10 million, the Issuer issued a stock purchase warrant to the OCM Fund to purchase 1,841,715 shares of Common Stock (the “Warrant”).   The interests in the Term Loan B Facility held by the Reporting Persons were funded in part through the Reporting Persons’ respective working capital.

Item 4.	Purpose of Transaction

Each of the Reporting Persons acquired the Warrant for investment purposes subject to the next paragraph.

Oaktree, as the general partner of the OCM Fund, continuously evaluates the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the Reporting Persons or by other accounts or funds affiliated with the Reporting Persons or whether the Reporting Persons will dispose of their respective shares of the Issuer’s Common Stock.   At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Except as otherwise disclosed herein, the Reporting Persons currently have no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a)-(b)
Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement except to the extent of such person’s pecuniary interest in shares of Common Stock.

All such ownership percentages of the securities reported herein are based upon 9,791,977 shares of Common Stock outstanding as of June 15, 2004, as represented by the Issuer in its Form 10-Q filed with the Commission on June 15, 2004, plus the 1,841,715 shares of Common Stock issuable upon the exercise of the Warrant.

As of June 15, 2004, the OCM Fund beneficially owns of record a warrant to acquire 1,841,715 shares of Common Stock of Issuer, constituting 15.8% of the Common Stock.  Oaktree, as sole general partner of the OCM Fund, may be deemed to beneficially own the shares held by the OCM Fund because it has discretionary authority and control over all of the assets of the OCM Fund pursuant to the partnership agreement for the OCM Fund, including the power to vote and dispose of the Warrant.  Prior to the exercise of the Warrant, the OCM Fund is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by the Warrant.

(c)  Other than the transaction described in Item 3, none of the Reporting Persons, and to the best of their respective knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d)  Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Oaktree, as general partner of the OCM Fund, receives a management fee for managing the assets of the OCM Fund and has a carried interest in the OCM Fund.

Stock Purchase Warrant.  Pursuant to the Warrant, the OCM Fund has the right to purchase an aggregate of 1,841,715 shares of Common Stock at price per share of $0.02, subject to customary antidilution and other adjustments in the Warrant, including adjustments for the issuance of shares of Common Stock at below market value.  The Warrant is exercisable immediately and is exercisable until June 15, 2014.

Registration Rights Agreement. In connection with the issuance of the Warrant, the OCM Fund was also granted registration rights, including the right to cause the registration of the shares of Common Stock issued or issuable upon the exercise of the Warrant.

Except as described above and elsewhere in this Schedule 13D, as of the date hereof, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by the OCM Fund.

A copy of such Warrant is filed as Exhibit 4.1 to the Issuer’s Form 10-Q filed with the Commission on June 15, 2004, and a copy of such Registration Rights Agreement is filed as Exhibit 4.2 to the Issuer’s Form 10-Q filed with the Commission on June 15, 2004.

Item 7.	Material to Be Filed as Exhibits
The following are filed herewith as Exhibits to this Schedule 13D:

	Exhibit A	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

	Exhibit 99.1	Stock Purchase Warrant, dated June 15, 2004 (incorporated by reference to Exhibit 4.1 of the Issuer’s Form 10-Q, filed on June 15, 2004).

	Exhibit 99.2	Registration Rights Agreement, dated June 15, 2004 (incorporated by reference to Exhibit 4.2 of the Issuer’s Form 10-Q, filed on June 15, 2004).

	Exhibit 99.3	Waiver and Amendment No. 3 to Amended and Restated Loan and Security Agreement, dated June 15, 2004 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 10-Q, filed on June 15, 2004).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Oaktree Capital Management, LLC

By:	/s/ John B. Frank
Name:	John B. Frank
Title:	Principal and General Counsel

By:	/s/ Jordon L. Kruse
Name:	Jordon L. Kruse
Title:	Vice President

OCM Principal Opportunities Fund II, L.P.

By:	Oaktree Capital Management, LLC
Its:	General Partner

	By:	/s/ John B. Frank
	Name:	John B. Frank
	Title:	Principal and General Counsel

	By:	/s/ Jordon L. Kruse
	Name:	Jordon L. Kruse
	Title:	Vice President